UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*

      Allergan Ligand Retinoid Therapeutics, Inc. (ALRIZ)

                              (Name of Issuer)

                          Callable Common Stock
                      (Title of Class of Securities)

                           CUSIP No. 01849P206
                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
   (Name, Address and Telephone Number of Person Autho-rized to Receive Notices and Communications)

                            December 3, 1996
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     256,097

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     256,097

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     256,097

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     326,291

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     326,291

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     326,291

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     10.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     91,867

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     91,867

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     91,867

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     45,690

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     45,690

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     45,690

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.4%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     134,155

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     134,155

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     134,155

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.1%

14   Type of Reporting Person*

     IA, 00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     719,945

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     719,945

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     719,945

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     22.2%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     719,945

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     719,945

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     719,945

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     22.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    26.3%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF,00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     26.3%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. 01849P206

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     854,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     854,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     854,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    26.3%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

          This Amendment No. 8 to Schedule 13D amends the
Schedule 13D initially filed on July 20, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

     Item 3.  Source and Amount of Funds and Other
Consideration.

          Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $518,680 for the 19,200 Units acquired by FCP since the previous filing of Schedule 13D, $640,181 for the 23,700
Units acquired by FCIP since the previous filing of
Schedule 13D, $154,027 for the 5,700 Units acquired by
FCIP II since the previous filing of Schedule 13D, $81,051 for the 3,000 Units acquired by Tinicum since the previous filing of Schedule 13D, and $853,957 for the 31,400 Units acquired by the Managed Accounts since the previous filing of Schedule 13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

          The Units held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman Sachs & Co. and may from time to time have debit balances. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Units purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.
PAGE

     Item 5.  Interest in Securities of the Issuer.

          Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

          A.   Farallon Capital Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,250,000 Shares reported in the Company's Form 10Q for the period ended September 30, 1996 to be outstanding as of October 31, 1996.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units since the filing of the last
Amendment to this Schedule 13D are set forth on Schedule
A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units since the filing of the last
Amendment to this Schedule 13D are set forth on Schedule
B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.
PAGE

               (d)  FPLLC as the General Partner has the
power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          C.   Farallon Capital Institutional Partners
II, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units since the filing of the last
Amendment to this Schedule 13D are set forth on Schedule
C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                (d)  FPLLC as the General Partner has the
power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes,
Fish, Fremder, Mellin and Millham and Mdmes. Fairman and
Moore are managing members of FPLLC.

                (e)  Not applicable.

          D.   Tinicum Partners, L.P.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 the cover page hereto for
Tinicum is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units since the filing of the last
Amendment to this Schedule 13D are set forth on Schedule
D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen,
PAGE

Downes, Fish, Fremder, Mellin and Millham and Mdmes.
Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.

          E.   Farallon Capital Management, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

               (c)  The trading dates, number of Units
purchased or sold and the price per Unit for all transactions in the Units by the Managed Accounts since the filing of the last Amendment to this Schedule 13D are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

               (d)  FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Millham, and Mellin and Ms. Moore are managing members of FCMLLC.

               (e)  Not applicable.

          F.   Farallon Partners, L.L.C.

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder,
Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

               (e)  Not applicable.
PAGE

          G.  Enrique H. Boilini

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          H.   David I. Cohen

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          I.   Joseph F. Downes

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of
PAGE

Units held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

               J.   Fleur E. Fairman

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. Ms. Fairman is a managing member of FPLLC.

               (e)  Not applicable.

          K.   Jason M. Fish

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          L.   Andrew B. Fremder

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from PAGE the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr.
Fremder is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          M.   William F. Mellin

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          N.   Stephen L. Millham

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          O.   Meridee A. Moore

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.
PAGE

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of Units held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          P.   Thomas F. Steyer

               (a), (b)  The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

               (c)  None.

               (d)  FPLLC as the General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds from the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Units held by the Managed Accounts. Mr.
Steyer is the senior managing member of FCMLLC and FPLLC.

               (e)  Not applicable.

          The ownership of the Units reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Units, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 12, 1996



                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

ANNEX 1

          Set forth below, with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.
is the following: (a) name; (b) address; (c) principal business; (d) state of organization; (e) controlling persons. Set forth below, with respect to each managing member of the General Partner of FCP, FCIP, FCIP II, and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as investment adviser to various
               managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior
               Managing Member, Enrique H. Boilini, David
               I. Cohen, Joseph H. Downes, Jason M. Fish,
               Andrew B. Fremder, William F. Mellin,
               Stephen L. Millham and Meridee A. Moore,
               Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
               Senior Managing Member, Enrique H.
               Boilini, David I. Cohen, Joseph H. Downes,
               Fleur E. Fairman, Jason M. Fish, Andrew B.
               Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

     3.   (a)  Enrique H. Boilini
          (b)  c/o Farallon Capital Management, L.L.C.
               75 Holly Hill Lane
               Greenwich, CT  06830
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  Argentinean Citizen

     4.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  South African Citizen
PAGE

     5.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     6.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York  10028
          (c)  Managing Member of Farallon Partners,
               L.L.C.
          (d)  United States Citizen

     7.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     8.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     9.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     10.  (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen
PAGE

     11.  (a)  Meridee A. Moore
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     12.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

                       SCHEDULE A


                   FARALLON CAPITAL PARTNERS, L.P.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          11/26/96            4,200          $26.92

          12/03/96           15,000          $27.04

                              SCHEDULE B


            FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          11/26/96            5,700          $26.92

          12/03/96           18,000          $27.04






PAGE

                              SCHEDULE C


       FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.


                          NO. OF UNITS           PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          11/26/96              900          $26.92

          12/03/96            4,800          $27.04






PAGE

                              SCHEDULE D


                        TINICUM PARTNERS, L.P.


                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          11/26/96            600            $26.92

          12/03/96           2,400           $27.04





PAGE

                              SCHEDULE E


                  FARALLON CAPITAL MANAGEMENT, L.L.C.

                          NO. OF UNITS          PRICE
          TRADE DATE        PURCHASED           PER UNIT
                                             (including
                                             commission)

          11/12/96          2,500            $27.75

          11/26/96          2,100            $26.92

          12/03/96          4,800            $27.04

          11/26/96            300            $26.92

          12/03/96            600            $27.04

          11/12/96          2,500            $27.75

          11/15/96          3,000            $27.625

          11/26/96          1,200            $26.92

          11/03/96         14,400            $27.04